AMENDED

SCHEDULE A

DISTRIBUTION AND SERVICES PLAN (12b-1)

OF ASTON FUNDS

Below are listed the Trust’s investment portfolios and classes to which this Distribution and Services Plan relates as of the date hereof.

Aston/Montag & Caldwell Growth Fund – Class R Shares

This Schedule A may be amended from time to time upon approval of the Board of Trustees of the Trust including a majority of the Disinterested Trustees and, if required pursuant to the 1940 Act or as provided herein, by vote of a majority of the outstanding shares of beneficial interest affected.

As of June 20, 2002

Amended: September 19, 2002

Amended: December 18, 2003

Amended: November 30, 2006

Amended: December 15, 2011